Ve 3/7/03

**AH 3/5/2003

03014479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51088

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC RECEIVED MAR - 3 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Intercoastal Financial Services Corp.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 US Highway 1, Suite 206
(No. and Street)

North Palm Beach	**FL**	**33408**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Zentz **(561) 776-8172**
(Area Code – Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	**Florida**	**33433**
(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Roy C. Zentz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Intercoastal Financial Services Corp., as of December 31, 20 002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Roy C. Zentz
Signature

President
Title

Marilyn R. O'Leary
Public Notary

MARILYN R. O'LEARY
Notary Public - State of Florida
My Commission Expires Aug 6, 2006
Commission # DD139946
Bonded By National Notary Assn.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCOASTAL FINANCIAL SERVICES CORPORATION

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

INTERCOASTAL FINANCIAL SERVICES CORP.
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

Jason Ling,
CPA, P.A.

225 NE Mizner Blvd, Suite 675
Boca Raton, FL 33444
Phone: (561) 361-9595; Fax: (561) 892-8382

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Intercoastal Financial Services, Corp.:

We have audited the accompanying statement of financial condition of Intercoastal Financial Services, Corp. as of December 31, 2002, and the related statement of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercoastal Financial Services, Corp. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of informing an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling, CPA, PA

Boca Raton, Florida
February 17, 2003

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS	
Current Assets	
Cash and cash equivalents	$ 33,339
Due from clearing broker	510,948
Securities inventory long	134,412
Restricted cash	150,000
Prepaid expenses	17,499
Total Assets	$ 846,198
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilities	
Accounts payable and accrued expenses	19,128
Securities sold, not yet purchased	1,850
Commission payable	72,496
Due to clearing broker	144,628
	238,102
Other Liabilities	
Liabilities subordinated to claims of general creditors	845,746
Total Liabilities	1,083,848
Shareholders' Equity:	
Common stock, $.01 par value, 1,000,000 shares authorized issued and outstanding	10,000
Acculmulated deficit	(247,650)
Total Shareholders' Equity	(237,650)
Total Liabilities & Shareholders' Equity	$ 846,198

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Trading profits	$ 1,138,876
Investment banking	284,033
Interest & dividends	42,682
Total Revenue	1,465,591
EXPENSES	
Management fees	813,873
Employee compensation and benefits	505,864
Clearing charges	182,521
Interest expense	56,936
Quotations and research	32,796
Licences & registrations	22,594
Professional fees	7,000
Dues, licenses, and registrations	3,587
Other general & administrative expenses	2,009
Total Expenses	1,627,180
Net Income (Loss) Before Taxes	(161,589)
Provision For Income Taxes	-
Net Income (Loss) After Tax	$ (161,589)

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance as of December 31, 2000	$ 10,000	$ -	$ (86,061)	$ (76,061)
2001 Net Income			(161,589)	(161,589)
Balance as of December 31, 2001	$ 10,000	$ -	$ (247,650)	$ (237,650)

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities	
Net income	$ (161,589)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in net receivable from clearing broker	(512)
Decrease in long securities inventory	122,193
Increase in commissions payable	45,680
Decrease in due to clearing broker	(3,447)
Decrease in securities sold, not yet purchased	(48,123)
Increase in prepaid expenses	(687)
Increase in accounts payable & accrued expenses	846
Total adjustments	115,950
Net Cash Used In Operating Activities	(45,639)
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	
Increase in interest payable from subordinate notes	52,875
Net Cash Provided By Financing Activities	52,875
Net increase (decrease) in cash & cash equivalents	7,236
Cash & cash equivalents - Beginning of Period	26,103
Cash &cash equivalents - End of Period	$ 33,339

Supplemental Cash Flows Disclosure	
Cash paid for interest	$ 4,601

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
AS OF DECEMBER 31, 2002

LIABILITIES SUBORDINATED TO GENERAL CREDITORS

Balance as of December 31, 2001	$ 792,871
Interest payable from subordinated notes	52,875
Balance as of December 31, 2002	$ 845,746

INTERCOASTAL FINANCIAL SERVICES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. ORGANIZATION & NATURE OF BUSINESS

Intercoastal Financial Services Corp. (the "Company") was incorporated on December 24, 1997 pursuant to the laws of the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Intercoastal Holdings, L.L.C. (the "Parent").

The Company operates one office in North Palm Beach, Florida. The Company's primary sources of revenue are principal trading, market making, and private placement fees. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through SAL Financial Services Inc. Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses, which might be incurred on these accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Marketable Securities- Marketable securities are valued at market value. Securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market value (or fair value) is included in the statement of operations.

Securities sold, not yet purchased - Securities sold, not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligation under the sales commitments. Accordingly, these transactions result in off-balance-sheet market risk as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Restricted Cash - Restricted Cash consist of funds on deposit with SAL Financial Services Inc. pursuant the Company's clearing agreement. The agreement requires the Company to maintain a $150,000 cash or qualified government securities clearing deposit. As long as the Company continues to use the clearing and execution services of SAL Financial Services Inc., the Company is required to maintain the cash or qualified government securities on deposit.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- continued

Cash Equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximate market value.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs - Advertising expenses are expensed as incurred. No advertising expenses were incurred for the year ended 2002.

Statement of Comprehensive Income – In accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"); the Company is required to report its comprehensive income. Other comprehensive income refers to revenue, expenses, gains, and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income, as these amounts are recorded directly as an adjustment to stockholder's equity. A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income for the period presented herein.

3. DUE TO/FROM CLEARING BROKER

The Company has a clearing agreement with one principal clearing broker, SAL Financial Services Inc. (SAL). The clearing and depository operations for the Company's securities transactions are provided by SAL pursuant to a clearing agreement. At December 31, 2002 the receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned as an introducing broker for the transactions of its customers. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts produced by the Company.

Due to clearing broker represents amounts owed to the clearing broker equivalent to the cost basis of securities inventory long purchased and held at the clearing broker. The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

4. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Parent wholly owns the Company. Management fees paid by the Company to its Parent totaled approximately $813,873 for fiscal year 2002. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures and equipment. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The Company also has three approved subordinated loans from the Parent, during 2002 interest expense accrued and payable to the Parent totaled $52,875 (see Note 9).

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2002, the Company had net capital of $543,830, $443,830 in excess of its minimum net capital requirement per SEC Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was .24 to1.

6. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PRUCHASED

Securities owned and securities sold, not yet purchased consist of marketable trading and investment securities at quoted market values and securities not readily marketable valued at fair value as determined by the board of directors, These securities consist of the following:

	Owned	Sold, not yet purchased
Marketable		
Corporate stocks	124,868	1,850
Not readily marketable		
Options & warrants	9,544	
	134,412	1,850

7. CONTRACTUAL COMMITMENTS

On August 7th 1998, the Company executed a management agreement with Intercoastal Holdings, L.L.C. (see Note 1) requiring minimum monthly payments of $5,000 for administrative, occupancy, and management services rendered.

The Company's current clearing agreement with SAL Financial Services, Inc. requires minimum monthly clearing charges of $2,000.

On December 17, 2002 the Company executed a clearing agreement with Penson Financial Services, Inc. to become the Company's clearing broker. The conversion to Penson is expected to take place March, 2003. The term of the agreement is two years from the date of conversion and is cancelable with 45 days written notice. The new clearing agreement requires the Company to maintain a $250,000 clearing deposit.

7. INCOME TAXES

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements and tax returns. As of December 31, 2002, the Company had no material temporary differences.

7. INCOME TAXES - continued

At December 31, 2002, the Company had available for federal income tax purposes net operating loss of approximately $161,589. The Company has elected to carry the total operating loss forward to offset future income; the carryforward will expire in 2022. FASB 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2002 the Company had no deferred tax assets or liabilities. The components of the income tax provision (benefit) are as follows:

		Year ended December 31, 2002
Current	(expires 2022)	$ 31,671
Prior	(expires 2021)	26,500
Valuation Allowance		(58,171)
Deferred Tax Asset		0

8. OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various proprietary and customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's market making and trading activities expose the Company to market risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity prices, credit spreads, or other risks.

9. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

Since inception, the Company has entered into three subordinated equity loans with the Parent. All the loans are unsecured and have been approved by the NASD. Under the terms of the loans, the interest payable on the loans is treated as subordinated debt.

The borrowings under subordinated agreements as of December 31, 2002 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$140,000	8.57 %	08/07/1998	12/31/2004
150,000	8.00 %	12/08/1999	01/01/2006
350,000	8.25 %	01/04/1999	01/31/2005
640,000			
205,746	Interest payable classified as subordinated debt		
$845,746			

By being designated as subordinated, these loans are available in computing net capital under the SEC's uniform net capital rule. To the extent that the subordinated loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

INTERCOASTAL FINANCIAL SERVICES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2002

Computation of Net Capital		
Shareholders Equity:	$	(237,650)
Less: Non-allowable assets		27,048
Add: Subordinated Loans		845,746
Tentative Net Capital		581,048
Haircuts on securities inventory		37,219
Net Capital		543,829
Minimum Net Capital Requirement		100,000
Net Capital in Excess of Requirement		443,829
Aggregate Indebtedness as included in the statement of financial condition	$	127,823
Ratio of aggregate indebtedness to net capital		0.24 to 1
Percentage of aggregate indebtedness to net capital		24%
Reconciliation with company's calculation as reported on December 31, 2002 FOCUS report		
Net Capital as reported in December 31, 2002 Form X-17A-5, Part IIA (unaudited) FOCUS report	$	543,829
Net Capital, Per Above		543,829

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES CORP.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2002

Intercoastal Financial Services Corp. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Intercoastal Financial Services Corp. is, therefore, exempt from the reserve formula calculations and possession and control computations.

Jason Ling,
CPA, P.A.

225 NE Mizner Blvd, Suite 675
Boca Raton, FL 33444
Phone: (561) 361-9595; Fax: (561) 892-8382

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Intercoastal Financial Services Corporation

In planning and performing our audit of the financial statements of Intercoastal Financial Services Corp. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. Jason Ling, CPA, PA

February 17, 2003
Boca Raton, FL